GREAT-WEST LIFECO INC.

R E L E A S E

Readers are referred to the caution regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports second quarter 2006 results and dividend increase

Winnipeg, August 2, 2006 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $461 million for the three months ended June 30, 2006 compared to net income of $446 million reported a year ago. On a per share basis, this result represents $0.516 per common share for the three months ended June 30, 2006, an increase of 3% (11% on a constant currency basis) compared to $0.500 per common share for 2005.

For the six months ended June 30, 2006, net income attributable to common shareholders was $907 million compared to $865 million reported a year ago. On a per share basis, this result represents $1.017 per common share for the six months ended June 30, 2006, an increase of 5% (13% on a constant currency basis) compared to $0.971 per common share for 2005.

Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Highlights
- Quarterly dividends declared were $0.24 per common share, an increase of 1 5/8 cents or 7.3% per common share, payable September 29, 2006. Dividends paid on common shares for the six months ended June 30, 2006 were 15% higher than a year ago.
- Earnings per common share for the second quarter of 2006 increased 3% (11% on a constant currency basis) compared to a year ago.
- Return on common shareholders' equity increased to 21.7% for the twelve months ended June 30, 2006 compared to 20.3% a year ago.
- Assets under administration at June 30, 2006 totalled $191.3 billion, up $14.0 billion from December 31, 2005 levels.

Consolidated net earnings for Lifeco are the net earnings of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

…/2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

A member of the Power Financial Corporation group of companies.

CANADA

Consolidated net earnings of the Canadian segment of Lifeco attributable to common shareholders for the second quarter of 2006 increased 16% to $245 million from $212 million at June 30, 2005. For the six months ended June 30, 2006, earnings were up 13% to $449 million from $398 million at June 30, 2005.

Total sales for the six months ended June 30, 2006 were $4.3 billion, an increase of 26% over June 30, 2005 levels.

Total assets under administration at June 30, 2006 were $89.8 billion, up $1.7 billion from December 31, 2005 levels.

UNITED STATES

Consolidated net earnings of the United States segment of Lifeco attributable to common shareholders for the second quarter of 2006 in US $ increased 3% to $112 million from $109 million at June 30, 2005. For the six months ended June 30, 2006, earnings increased 5% to $229 million from $219 million at June 30, 2005. Translated to Canadian $, earnings for the six months ended June 30, 2006 were $261 million compared to $294 million a year ago.

Total sales for the six months ended June 30, 2006 were US $1,302 million, an increase of 24% over June 30, 2005 levels.

Total assets under administration of US $38.5 billion at June 30, 2006 were up $0.6 billion from December 31, 2005 levels.

EUROPE

Consolidated net earnings of the European segment of Lifeco include operating currencies in British Pounds Sterling £, Euros €, US $ and Canadian $. For the second quarter of 2006, on a constant currency basis, net earnings attributable to common shareholders increased 9% compared to June 30, 2005. For the six months ended June 30, 2006, on a constant currency basis, earnings increased 16%. Translated to Canadian $, 2006 earnings were $96 million and $207 million for the second quarter and six months respectively, compared to $101 million and $202 million for 2005.

Total sales for the six months ended June 30, 2006 were Canadian $ 4.8 billion, an increase of 36% on a constant currency basis over June 30, 2005 levels.

Total assets under administration at June 30, 2006 were Canadian $ 58.4 billion, up $13.5 billion from December 31, 2005 levels.

CORPORATE

Corporate net earnings for Lifeco attributable to common shareholders were a net charge of $7 million for the second quarter of 2006, and a net charge of $10 million for the six months ended June 30, 2006 compared to net charges of $17 million and $29 million in 2005.

Corporate net earnings for Lifeco attributable to common shareholders in 2005 included restructuring costs related to the acquisition of Canada Life Financial Corporation of $9 million and $13 million for the second quarter and six months, respectively.

…/3

CONSTANT CURRENCY

The translation of foreign currency denominated earnings to Canadian dollars in 2006 and the expiry in 2005 of favourable forward foreign exchange contracts has resulted in a decrease in the Company's Canadian dollar equivalent earnings of approximately $35 million for the second quarter and $69 million for the first half of 2006.

Adjusting for the negative impact of currency in 2006, earnings per common share for the second quarter and first half increased 11% and 13%, respectively.

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.24 per share on the common shares of the Company payable September 29, 2006 to shareholders of record at the close of business September 1, 2006.

In addition, the Directors approved quarterly dividends on:
- Series D First Preferred Shares $0.293750 per share;
- Series E First Preferred Shares $0.30 per share;
- Series F First Preferred Shares $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share,

all payable September 29, 2006 to shareholders of record at the close of business September 1, 2006.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have $191 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Caution regarding Forward-Looking Information and Non-GAAP Financial Measures
This release may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

This release may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings or sales on a constant currency basis", "earnings adjusted for the negative impact of currency", "adjusted net income", "earnings before adjustments", "net income before adjustments" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Further information
Selected financial information is attached.

Great-West Lifeco's second quarter analyst teleconference will be held Wednesday, August 2, at 2:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:
- Participants in the Toronto area: 416-641-6106
- Participants from North America: 1-866-696-5895
- Participants from Overseas: Dial international access code first, then 800-6578-9888

A replay of the call will be available from August 2, until August 9, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3170772#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A) and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*
(in $ millions except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Premiums:						
Life insurance, guaranteed annuities	**$ 4,444**	$ 3,784	17%	**$ 8,139**	$ 8,344	-2%
and insured health products						
Self-funded premium equivalents (ASO contracts)	**1,886**	1,945	-3%	**3,805**	3,835	-1%
Segregated funds deposits:						
Individual products	**2,148**	1,411	52%	**4,169**	2,983	40%
Group products	**1,168**	1,322	-12%	**2,721**	2,550	7%
Total premiums and deposits	**9,646**	8,462	14%	**18,834**	17,712	6%
Fee and other income	**667**	620	8%	**1,324**	1,202	10%
Paid or credited to policyholders	**4,959**	4,081	22%	**8,960**	8,897	1%
Net income - common shareholders before adjustments (1)	**461**	455	1%	**907**	878	3%
Adjustments after tax (1)	**-**	9		**-**	13	
Net income - common shareholders	**461**	446	3%	**907**	865	5%
Per common share						
Basic earnings before adjustments (1)	**$ 0.516**	$ 0.511	1%	**$ 1.017**	$ 0.986	3%
Adjustments after tax (1)	**-**	0.011		**-**	0.015	
Basic earnings after adjustments	**0.516**	0.500	3%	**1.017**	0.971	5%
Dividends paid	**0.22375**	0.195	15%	**0.44750**	0.390	15%
Book value				**10.17**	9.64	5%
Return on common shareholders' equity (12 months):						
Net income before adjustments (1)				**21.9%**	20.6%	
Net income				**21.7%**	20.3%	
At June 30						
Total assets				**$ 112,945**	$ 98,254	15%
Segregated funds assets				**78,349**	71,878	9%
Total assets under administration				**$ 191,294**	$ 170,132	12%
Share capital and surplus				**$ 10,162**	$ 9,085	12%

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended June 30, 2005 includes restructuring costs related to the acquisition of $9 after tax, or $0.011 per common share. Shareholder net income for the six months ended June 30, 2005 includes restructuring costs related to the acquisition of $13 after tax, or $0.015 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a non-GAAP financial measure of earnings performance.

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*
(in $ millions except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Income				
Premium income	$ **4,444**	$ 3,784	$ **8,139**	$ 8,344
Net investment income (note 2)	**1,516**	1,327	**2,839**	2,619
Fee and other income	**667**	620	**1,324**	1,202
	6,627	5,731	**12,302**	12,165
Benefits and expenses				
Paid or credited to policyholders and beneficiaries				
including policyholder dividends and experience refunds	**4,959**	4,081	**8,960**	8,897
Commissions	**332**	331	**674**	660
Operating expenses	**541**	553	**1,103**	1,117
Premium taxes	**66**	64	**126**	125
Financing charges (note 3)	**51**	49	**98**	97
Amortization of finite life intangible assets	**5**	4	**9**	9
Restructuring costs	**-**	11	**-**	18
Net income before income taxes	**673**	638	**1,332**	1,242
Income taxes - current	**110**	170	**227**	199
- future	**26**	(18)	**78**	102
Net income before non-controlling interests	**537**	486	**1,027**	941
Non-controlling interests (note 8)	**62**	33	**96**	62
Net income - shareholders	**475**	453	**931**	879
Perpetual preferred share dividends	**14**	7	**24**	14
Net income - common shareholders	$ **461**	$ 446	$ **907**	$ 865
Earnings per common share (note 12)				
Basic	$ **0.516**	$ 0.500	$ **1.017**	$ 0.971
Diluted	$ **0.513**	$ 0.496	$ **1.010**	$ 0.962

GREAT-WEST LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*
(in $ millions)

	June 30, 2006		December 31, 2005		June 30, 2005	
Assets						
Bonds	$	**60,479**	$	59,298	$	56,446
Mortgage loans		**14,855**		14,605		14,659
Stocks		**4,236**		4,028		3,635
Real estate		**1,868**		1,842		1,785
Loans to policyholders		**6,670**		6,646		6,778
Cash and certificates of deposit		**3,186**		2,961		2,826
Funds held by ceding insurers		**11,526**		2,556		2,106
Goodwill		**5,324**		5,327		5,329
Intangible assets		**1,452**		1,453		1,483
Other assets (note 4)		**3,349**		3,445		3,207
Total assets	$	**112,945**	$	102,161	$	98,254
Liabilities						
Policy liabilities						
Actuarial liabilities	$	**81,105**	$	71,263	$	67,183
Provision for claims		**1,110**		999		1,209
Provision for policyholder dividends		**537**		535		591
Provision for experience rating refunds		**378**		401		468
Policyholder funds		**2,134**		2,088		2,048
		85,264		75,286		71,499
Debentures and other debt instruments (note 5)		**2,204**		1,903		2,073
Funds held under reinsurance contracts		**3,954**		4,089		4,331
Other liabilities (note 6)		**4,019**		4,231		4,072
Repurchase agreements		**1,049**		1,023		1,213
Deferred net realized gains		**2,693**		2,598		2,453
		99,183		89,130		85,641
Preferred shares (note 9)		**775**		787		797
Capital trust securities and debentures (note 7)		**647**		648		650
Non-controlling interests (note 8)						
Participating surplus in subsidiaries		**1,814**		1,741		1,714
Preferred shares issued by subsidiaries		**209**		209		209
Perpetual preferred shares issued by subsidiaries		**155**		157		158
Share capital and surplus						
Share capital (note 9)						
Perpetual preferred shares		**1,099**		799		499
Common shares		**4,671**		4,660		4,658
Accumulated surplus		**5,338**		4,860		4,385
Contributed surplus		**23**		19		17
Currency translation account		**(969)**		(849)		(474)
		10,162		9,489		9,085
Liabilities, share capital and surplus	$	**112,945**	$	102,161	$	98,254

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*
(in $ millions)

	For the six months ended June 30	
	2006	2005
Accumulated surplus		
Balance, beginning of year	$ **4,860**	$ 3,890
Net income	**931**	879
Common share cancellation excess	**(24)**	(22)
Share issue costs - preferred shares	**(6)**	-
Dividends to shareholders		
Perpetual preferred shareholders	**(24)**	(14)
Common shareholders	**(399)**	(348)
Balance, end of period	$ **5,338**	$ 4,385
Contributed surplus		
Balance, beginning of year	$ **19**	$ 14
Stock options		
Current year expense (note 10)	**5**	3
Exercised	**(1)**	-
Balance, end of period	$ **23**	$ 17
Currency translation account		
Balance, beginning of year	$ **(849)**	$ (426)
Change during the period	**(120)**	(48)
Balance, end of period	$ **(969)**	$ (474)

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*
(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Operations				
Net income	$ **475**	$ 453	$ **931**	$ 879
Adjustments for non-cash items:				
Change in policy liabilities	**274**	579	**403**	1,458
Change in funds held by ceding insurers	**379**	102	**431**	230
Change in funds held under reinsurance contracts	**(19)**	(70)	**(97)**	(68)
Change in current income taxes payable	**15**	82	**(74)**	(71)
Future income tax expense	**26**	(18)	**78**	102
Other	**649**	436	**75**	100
Cash flows from operations	**1,799**	1,564	**1,747**	2,630
Financing Activities				
Issue of common shares	**5**	2	**17**	12
Issue of preferred shares	**300**	-	**300**	-
Purchased and cancelled common shares	**(15)**	(14)	**(30)**	(27)
Redemption of preferred shares	**(12)**	-	**(12)**	-
Issue of subordinated debentures in subsidiary	**336**	-	**336**	-
Repayment of debentures and other debt instruments	**(10)**	(21)	**(22)**	(22)
Share issue costs	**(6)**	-	**(6)**	-
Dividends paid	**(213)**	(181)	**(423)**	(362)
	385	(214)	**160**	(399)
Investment Activities				
Bond sales and maturities	**9,570**	11,326	**22,353**	20,549
Mortgage loan repayments	**473**	725	**911**	1,567
Stock sales	**262**	360	**556**	600
Real estate sales	**(74)**	32	**45**	68
Change in loans to policyholders	**(133)**	(135)	**(220)**	(172)
Change in repurchase agreements	**4**	278	**118**	390
Investment in bonds	**(10,782)**	(12,535)	**(23,526)**	(22,063)
Investment in mortgage loans	**(673)**	(771)	**(1,205)**	(1,741)
Investment in stocks	**(285)**	(363)	**(638)**	(752)
Investment in real estate	**(44)**	(173)	**(116)**	(225)
	(1,682)	(1,256)	**(1,722)**	(1,779)
Effect of changes in exchange rates on cash and certificates of deposit	**10**	(72)	**40**	(98)
Increase in cash and certificates of deposit	**512**	22	**225**	354
Cash and certificates of deposit, beginning of period	**2,674**	2,804	**2,961**	2,472
Cash and certificates of deposit, end of period	$ **3,186**	$ 2,826	$ **3,186**	$ 2,826

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Net Investment Income

Net investment income is comprised of the following:

	For the three months ended June 30, 2006				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,009	$ 63	$ 4	$ -	$ 1,076
Mortgage loans	215	12	1	-	228
Stocks	32	48	-	-	80
Real estate	28	15	-	-	43
Other	107	-	-	(18)	89
	$ 1,391	$ 138	$ 5	$ (18)	$ 1,516

	For the three months ended June 30, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 789	$ 71	$ 18	$ -	$ 878
Mortgage loans	219	14	13	-	246
Stocks	37	45	-	-	82
Real estate	29	11	-	-	40
Other	95	-	-	(14)	81
	$ 1,169	$ 141	$ 31	$ (14)	$ 1,327

	For the six months ended June 30, 2006				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,809	$ 124	$ 6	$ -	$ 1,939
Mortgage loans	431	24	1	-	456
Stocks	65	124	-	-	189
Real estate	54	29	-	-	83
Other	206	-	-	(34)	172
	$ 2,565	$ 301	$ 7	$ (34)	$ 2,839

	For the six months ended June 30, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 1,567	$ 131	$ 19	$ -	$ 1,717
Mortgage loans	446	27	15	-	488
Stocks	74	88	-	-	162
Real estate	75	19	-	-	94
Other	185	-	-	(27)	158
	$ 2,347	$ 265	$ 34	$ (27)	$ 2,619

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
Interest on long-term debentures and other debt instruments	$ 30	$ 30	$ 57	$ 59
Preferred share dividends	9	9	19	19
Interest on capital trust debentures	12	12	24	24
Other	2	-	3	-
Distributions on capital trust securities held by consolidated group as temporary investments	(2)	(2)	(5)	(5)
Total	$ 51	$ 49	$ 98	$ 97

4. **Other Assets**

Other assets consist of the following:

	June 30, 2006		December 31, 2005		June 30, 2005	
Premiums in course of collection	$	**572**	$	623	$	540
Interest due and accrued		**927**		893		818
Future income taxes		**293**		363		356
Fixed assets		**256**		279		291
Prepaid expenses		**76**		76		70
Accounts receivable		**648**		716		635
Accrued pension asset		**181**		179		192
Other		**396**		316		305
	$	**3,349**	$	3,445	$	3,207

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 4.9% to 5.5% (4.0% to 5.0% in 2005)	$ 103	$ 112	$ 97
Revolving credit in respect of reinsurance business with interest rates from 5.8% to 5.9% maturing within one year (5.0% to 5.2% in 2005)	2	14	18
Total short term	105	126	115
Long term			
Operating:			
Notes payable with interest rate of 8.0%	8	9	10
Capital:			
Lifeco			
Five year term facility	-	-	150
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,150
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	250	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	8	13	32
	558	563	582
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	197	205	216
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	336	-	-
Total long term	2,099	1,777	1,958
Total debentures and other debt instruments	$ 2,204	$ 1,903	$ 2,073

During the second quarter of 2006, the Company issued $336 (U.S. $300) in Fixed/Adjustable Rate Enhanced Capital Advantaged Subordinated Debentures through it's wholly owned subsidiary, Great-West Life & Annuity Capital, LP II. The subordinated debentures are due May 16, 2046 and bear an annual interest rate of 7.153% until May 16, 2016. After May 16, 2016, the subordinated debentures will bear an interest rate of 2.538% plus the 3-month LIBOR rate. The subordinated debentures are redeemable by the Company at the principal amount plus any accrued and unpaid interest after May 16, 2016.

6. Other Liabilities

Other liabilities consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Current income taxes	$ 302	$ 374	$ 334
Accounts payable	384	511	489
Liability for restructuring costs	-	-	30
Post retirement benefits provision	521	508	499
Bank overdraft	464	449	795
Future income taxes	306	317	280
Other	2,042	2,072	1,645
	$ 4,019	$ 4,231	$ 4,072

7. Capital Trust Securities and Debentures

	June 30, 2006	December 31, 2005	June 30, 2005
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	$ 350	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	150	150
	800	800	800
Acquisition related fair market value adjustment	32	34	36
Capital trust securities held by consolidated group as temporary investments	(185)	(186)	(186)
Total	$ 647	$ 648	$ 650

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2006 and June 30, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Participating policyholder				
Net income attributable to participating policyholder before policyholder dividends				
Great-West Life	$ **30**	$ 30	$ **59**	$ 60
London Life	**190**	155	**352**	304
Canada Life	**45**	47	**92**	90
GWL&A	**26**	30	**69**	80
Policyholder dividends				
Great-West Life	**(25)**	(24)	**(51)**	(48)
London Life	**(141)**	(135)	**(280)**	(267)
Canada Life	**(44)**	(46)	**(90)**	(89)
GWL&A	**(24)**	(28)	**(64)**	(77)
Net income	**57**	29	**87**	53
Preferred shareholder dividends of subsidiaries	**5**	4	**9**	9
Total	$ **62**	$ 33	$ **96**	$ 62

(b) The carrying value of non-controlling interests consist of the following:

	June 30, 2006	December 31, 2005	June 30, 2005
Participating surplus:			
Great-West Life	$ **380**	$ 372	$ 372
London Life	**1,218**	1,151	1,118
Canada Life	**27**	25	18
GWL&A	**189**	193	206
	$ **1,814**	$ 1,741	$ 1,714
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	$ **52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ **209**	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	$ **145**	$ 145	$ 145
Acquisition related fair market value adjustment	**10**	12	13
	$ **155**	$ 157	$ 158

9. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares, Unlimited Common Shares

Issued and outstanding

	June 30, 2006		December 31, 2005		June 30, 2005	
	Number	Stated value	Number	Stated value	Number	Stated value
Preferred shares:						
Classified as liabilities						
Series D, 4.70% Non-Cumulative						
First Preferred Shares	7,978,900	$ 199	7,978,900	$ 199	8,000,000	$ 200
Series E, 4.80% Non-Cumulative						
First Preferred Shares	23,022,915	576	23,499,915	588	23,868,115	597
	31,001,815	$ 775	31,478,815	$ 787	31,868,115	$ 797
Perpetual preferred shares:						
Classified as equity						
Series F, 5.90% Non-Cumulative						
First Preferred Shares	7,957,001	$ 199	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative						
First Preferred Shares	12,000,000	300	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative						
First Preferred Shares	12,000,000	300	12,000,000	300	-	-
Series I, 4.50% Non-Cumulative						
First Preferred Shares	12,000,000	300	-	-	-	-
	$ 43,957,001	$ 1,099	$ 31,957,001	$ 799	$ 19,957,001	$ 499
Common shares:						
Balance, beginning of year	890,689,076	$ 4,660	890,592,348	$ 4,651	890,592,348	$ 4,651
Purchased and cancelled under						
Normal Course Issuer Bid	(1,023,300)	(6)	(2,012,600)	(11)	(989,100)	(5)
Issued under Stock Option Plan	1,604,850	17	2,109,328	20	1,375,830	12
Balance, end of period	891,270,626	$ 4,671	890,689,076	$ 4,660	890,979,078	$ 4,658

During the second quarter of 2006, the Company issued 12,000,000 Series I, 4.50% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after June 30, 2011, for $25 per share plus a premium if the shares are redeemed before June 30, 2015.

During the second quarter of 2006, 477,000 Series E 4.80% Non-Cumulative First Preferred Shares were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $12 or an average of $27.44 per share. The price in excess of stated value was charged to income.

10. Stock Based Compensation

50,000 options were granted under the Company's stock option plan during the second quarter of 2006 (100,000 options were granted during the first quarter of 2005 and no options were granted during the second quarter of 2005). The weighted-average fair value of options granted during the six months ended June 30, 2006 were $5.48 per option ($6.68 per option during the six months ended June 30, 2005). Compensation expense of $5 after tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2006 ($3 after tax for the six months ended June 30, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
Pension benefits	$ **18**	$ 15	$ **37**	$ 33
Other benefits	**5**	12	**12**	22
Total	$ **23**	$ 27	$ **49**	$ 55

12. Earnings Per Common Share

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	**2006**	2005
a) Earnings				
Net income - common shareholders	$ **461**	$ 446	$ **907**	$ 865
b) Number of common shares				
Average number of common shares outstanding Add:			**890,989,489**	890,986,618
-Potential exercise of outstanding stock options			**6,649,699**	7,892,591
Average number of common shares outstanding - diluted basis			**897,639,188**	898,879,209
Earnings per common share				
Basic	$ **0.516**	$ 0.500	$ **1.017**	$ 0.971
Diluted	$ **0.513**	$ 0.496	$ **1.010**	$ 0.962

13. Acquisitions

(a) During the second quarter of 2006, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement to acquire the non-participating payout annuity business of The Equitable Life Assurance Society in the United Kingdom. Under the terms of the agreement, Canada Life Limited assumed this business on an indemnity reinsurance basis with an effective date of January 1, 2006. Arrangements are being made to transfer the policies to the Company and the transfer is expected to be completed in the first quarter of 2007 subject to regulatory and court approval. The transaction resulted in an increase in funds held by ceding insurers and a corresponding increase in policyholder liabilities of $9.4 billion (£4.6 billion) on the consolidated balance sheet at June 30, 2006.

(b) During the second quarter of 2006, Great-West Life & Annuity Insurance Company, entered into an agreement to acquire several parts of the full service-bundled, small and midsize 401(k), as well as some defined benefit plan business, of Metropolitan Life Insurance Company and its affiliates. The acquisition also includes the associated dedicated distribution group, including wholesalers, relationship managers and sales associates. The transaction is expected to close in the fourth quarter of 2006, subject to regulatory approval in the United States, and is expected to increase assets and policyholder liabilities by approximately $1.6 billion (U.S. $1.4 billion) on the consolidated balance sheet. In addition, the Company will receive fee income by providing administrative services and recordkeeping functions on approximately $6.8 billion (U.S. $6.1 billion) of participant account values.

(c) On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.

GREAT-WEST LIFECO INC.

14. Segmented Information

Consolidated Operations

For the three months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,636	$ 677	$ 2,131	$ -	$ 4,444
Net investment income	686	337	493	-	1,516
Fee and other income	223	290	154	-	667
Total income	2,545	1,304	2,778	-	6,627
Benefits and expenses:					
Paid or credited to policyholders	1,617	843	2,499	-	4,959
Other	527	286	176	1	990
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	397	175	102	(1)	673
Income taxes	91	44	(5)	6	136
Net income before non-controlling interests	306	131	107	(7)	537
Non-controlling interests	50	4	8	-	62
Net income - shareholders	256	127	99	(7)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 127	$ 96	$ (7)	$ 461

For the three months ended June 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,593	$ 572	$ 1,619	$ -	$ 3,784
Net investment income	693	385	252	(3)	1,327
Fee and other income	189	296	135	-	620
Total income	2,475	1,253	2,006	(3)	5,731
Benefits and expenses:					
Paid or credited to policyholders	1,666	732	1,683	-	4,081
Other	497	308	191	1	997
Amortization of finite life intangible assets	3	-	1	-	4
Restructuring costs	-	-	-	11	11
Net operating income before income taxes	309	213	131	(15)	638
Income taxes	64	61	25	2	152
Net income before non-controlling interests	245	152	106	(17)	486
Non-controlling interests	26	2	5	-	33
Net income - shareholders	219	150	101	(17)	453
Perpetual preferred share dividends	7	-	-	-	7
Net income - common shareholders	$ 212	$ 150	$ 101	$ (17)	$ 446

GREAT-WEST LIFECO INC.

For the six months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,211	$ 1,369	$ 3,559	$ -	$ 8,139
Net investment income	1,370	672	797	-	2,839
Fee and other income	439	587	298	-	1,324
Total income	5,020	2,628	4,654	-	12,302
Benefits and expenses:					
Paid or credited to policyholders	3,145	1,681	4,134	-	8,960
Other	1,147	575	277	2	2,001
Amortization of finite life intangible assets	7	-	2	-	9
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	721	372	241	(2)	1,332
Income taxes	173	105	19	8	305
Net income before non-controlling interests	548	267	222	(10)	1,027
Non-controlling interests	78	6	12	-	96
Net income - shareholders	470	261	210	(10)	931
Perpetual preferred share dividends	21	-	3	-	24
Net income - common shareholders	$ 449	$ 261	$ 207	$ (10)	$ 907

For the six months ended June 30, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,102	$ 1,776	$ 3,466	$ -	$ 8,344
Net investment income	1,377	756	492	(6)	2,619
Fee and other income	378	590	234	-	1,202
Total income	4,857	3,122	4,192	(6)	12,165
Benefits and expenses:					
Paid or credited to policyholders	3,185	2,088	3,624	-	8,897
Other	1,076	612	309	2	1,999
Amortization of finite life intangible assets	7	-	2	-	9
Restructuring costs	-	-	-	18	18
Net operating income before income taxes	589	422	257	(26)	1,242
Income taxes	125	125	48	3	301
Net income before non-controlling interests	464	297	209	(29)	941
Non-controlling interests	52	3	7	-	62
Net income - shareholders	412	294	202	(29)	879
Perpetual preferred share dividends	14	-	-	-	14
Net income - common shareholders	$ 398	$ 294	$ 202	$ (29)	$ 865